                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


 X              Annual Report Pursuant to Section 15(d) of the
---
                Securities Exchange Act of 1934 [Fee Required]
                  For the Fiscal Year Ended December 31, 1997

___           Transition Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [No Fee Required]
           Forc the Transition Period From ___________ To __________



                         Commission File Number 1-5502



                         ZURN RETIREMENT SAVINGS PLAN
                           (Full title of the Plan)



                             ZURN INDUSTRIES, INC.
                 14801 Quorum Drive, Addison, Texas 75240-7584
     (Name and address of issuer of securities held pursuant to the Plan)

Pension Committee
Zurn Industries, Inc.
Dallas, Texas

We have audited the accompanying statements of net assets available for benefits of the Zurn Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Zurn Retirement Savings Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1997, and loans or fixed income obligations for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ The Pashke Group


Erie, Pennsylvania
May 21, 1998

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ZURN RETIREMENT SAVINGS PLAN




                                             December 31
                                          1997         1996
                                       -----------  -----------
ASSETS
Investments in T. Rowe Price Funds:
 U.S. Treasury Money                   $ 2,179,526  $ 2,458,129
 U.S. Treasury Intermediate                121,312       99,049
 New Income                                579,789      712,818
 Balanced                                  511,015      355,925
 Capital Appreciation                    3,378,413    3,294,948
 Equity Index                            4,683,894    3,534,246
 International Stock                       627,963      546,469
 Small-Cap Stock                         1,092,405      588,538
Zurn Stock Fund                            638,521       50,718
                                       -----------  -----------
                                        13,812,838   11,640,840
Contributions receivable:
 Participants'                              50,963       31,537
 Employers'                                  9,728
Participants' loans                        230,449      258,072
                                       -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS      $14,103,978  $11,930,449
                                       ===========  ===========


See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

ZURN RETIREMENT SAVINGS PLAN

Year Ended December 31, 1997


                                                           T. Rowe Price Funds
                                     ---------------------------------------------------------------
                                            U.S. Treasury
                                     --------------------------     New                  Capital
                                        Money     Intermediate     Income    Balanced  Appreciation
                                     -----------  -------------  ----------  --------  -------------
ADDITIONS
Investment income:
 Dividends                           $  107,971        $  6,206  $  43,016   $ 18,197    $  417,931
 Net appreciation in
   value of investments                                   1,985     11,742     50,645        71,629
                                     ----------        --------  ---------   --------    ----------
                                        107,971           8,191     54,758     68,842       489,560
Participants' contributions             298,087          31,045     85,374    121,229       341,940
Participants' loan interest               3,391             352        395        481         3,324
                                     ----------        --------  ---------   --------    ----------
  TOTAL ADDITIONS                       409,449          39,588    140,527    190,552       834,824

BENEFITS PAID TO PARTICIPANTS           526,127          36,618    146,929    126,029       518,555
                                     ----------        --------  ---------   --------    ----------

 NET ADDITIONS (DEDUCTIONS)            (116,678)          2,970     (6,402)    64,523       316,269

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                     2,458,129          99,049    712,818    355,925     3,294,948
Transfers                              (161,925)         19,293   (126,627)    90,567      (232,804)
                                     ----------        --------  ---------   --------    ----------
End of year                          $2,179,526        $121,312  $ 579,789   $511,015    $3,378,413
                                     ==========        ========  =========   ========    ==========


See notes to financial statements.

ZURN RETIREMENT SAVINGS PLAN

Year Ended December 31, 1997


                                               T. Rowe Price Funds
                                     ---------------------------------------    Zurn
                                       Equity   International   Small-Cap       Stock
                                       Index        Stock         Stock         Fund        Other       Total
                                     ----------  -----------  --------------  ----------  ---------  -----------
ADDITIONS
Investment income:
 Dividends                           $  101,036  $   33,384      $   49,282    $    891              $   777,914
 Net appreciation (depreciation)
   in value of investments            1,026,569     (20,229)        151,292    (21,913)                1,271,720
                                     ----------  ----------      ----------    --------              -----------
                                      1,127,605      13,155         200,574     (21,022)               2,049,634
Participants' contributions             552,236     139,754         167,294     310,654   $ 19,426     2,067,039
Employers' contributions                                                        239,708      9,728       249,436
Participants' loan interest               3,413       1,080           1,120        135                    13,691
                                     ----------  ----------      ----------    --------   --------   -----------
  TOTAL ADDITIONS                     1,683,254     153,989         368,988     529,475     29,154     4,379,800

BENEFITS PAID TO PARTICIPANTS           674,254      69,705          59,040       3,470     45,544     2,206,271
                                     ----------  ----------      ----------    --------   --------   -----------

 NET ADDITIONS (DEDUCTIONS)           1,009,000      84,284         309,948     526,005    (16,390)    2,173,529

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                     3,534,246     546,469         588,538      50,718    289,609    11,930,449
Transfers                               140,648      (2,790)        193,919      61,798     17,921
                                     ----------  ----------      ----------    --------   --------   -----------
End of year                          $4,683,894  $  627,963      $1,092,405    $638,521   $291,140   $14,103,978
                                     ==========  ==========      ==========    ========   ========   ===========


See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

ZURN RETIREMENT SAVINGS PLAN

Year Ended December 31, 1996


                                                           T. Rowe Price Funds
                                     ---------------------------------------------------------------
                                            U.S. Treasury
                                     ---------------------------     New                 Capital
                                        Money      Intermediate    Income    Balanced  Appreciation
                                     -----------  --------------  ---------  --------  -------------
ADDITIONS
Investment income:
 Dividends                           $  116,946         $ 5,162   $ 45,589   $ 13,808    $  309,502
 Net appreciation (depreciation)
   in value of investments                               (2,713)   (28,403)    24,903       168,524
                                     ----------         -------   --------   --------    ----------
                                        116,946           2,449     17,186     38,711       478,026
Participants' contributions             433,845          35,603    147,238    113,200       482,575
Participants' loan interest               3,279           1,304        677      1,983         4,098
                                     ----------         -------   --------   --------    ----------
  TOTAL ADDITIONS                       554,070          39,356    165,101    153,894       964,699

BENEFITS PAID TO PARTICIPANTS           431,483             542     73,789     61,938       348,733
                                     ----------         -------   --------   --------    ----------

 NET ADDITIONS                          122,587          38,814     91,312     91,956       615,966

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                     2,608,541          69,515    658,843    223,059     2,871,205
Transfers                              (272,999)         (9,280)   (37,337)    40,910      (192,223)
                                     ----------         -------   --------   --------    ----------
End of year                          $2,458,129         $99,049   $712,818   $355,925    $3,294,948
                                     ==========         =======   ========   ========    ==========


See notes to financial statements.

ZURN RETIREMENT SAVINGS PLAN

Year Ended December 31, 1996


                                             T. Rowe Price Funds
                                     -----------------------------------    Zurn
                                       Equity International  Small-Cap      Stock
                                       Index      Stock        Stock        Fund       Other       Total
                                     ----------  --------  -------------  ---------  ---------  -----------
ADDITIONS
Investment income:
 Dividends                           $  119,082  $ 14,639       $ 49,750                        $   674,478
 Net appreciation in
   value of investments                 517,788    54,199         19,899    $ 4,341                 758,538
                                     ----------  --------       --------    -------  --------   -----------
                                        636,870    68,838         69,649      4,341               1,433,016
Participants' contributions             448,986   129,052        118,209     11,740  $  7,457     1,927,905
Participants' loan interest                         5,833            577        341                  18,092
                                     ----------  --------       --------    -------  --------   -----------
  TOTAL ADDITIONS                     1,091,689   198,467        188,199     16,081     7,457     3,379,013

BENEFITS PAID TO PARTICIPANTS           286,908    79,704         13,538               29,943     1,326,578
                                     ----------  --------       --------    -------  --------   -----------

 NET ADDITIONS (DEDUCTIONS)             804,781   118,763        174,661     16,081   (22,486)    2,052,435

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                     2,582,553   424,092        205,270              234,936     9,878,014
Transfers                               146,912     3,614        208,607     34,637    77,159
                                     ----------  --------       --------    -------  --------   -----------
End of year                          $3,534,246  $546,469       $588,538    $50,718  $289,609   $11,930,449
                                     ==========  ========       ========    =======  ========   ===========


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ZURN RETIREMENT SAVINGS PLAN

December 31, 1997


PLAN DESCRIPTION

The Zurn Retirement Savings Plan is a defined contribution plan providing retirement benefits through participant-directed investments to certain employees of Zurn Industries, Inc. and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company has agreed to contribute participants' elective deferrals of eligible compensation plus, effective April 1, 1997, 25% to 100% of such amounts up to 6% of eligible compensation based on the percentage increase in the Company's basic earnings per share. Effective April 1, 1998, the Company's contributions will be 50% of participants' elective deferrals up to 6% of eligible compensation. Participants also may contribute non-taxed distributions from other employers' qualified plans and they may borrow from their accounts subject to specified limitations.

The Company's contributions are required to be invested in the Zurn Stock Fund until a participant attains age 57 or terminates employment. Contributions on behalf of those who were participants in the Plan on August 1, 1997 are 100% vested. Others are 50% vested after one year of service and 100% after three years.

Effective January 1, 1998, the Zurn/NEPCO Retirement Savings Plan having no active employee participants and $8,495,525 in net assets available for benefits was merged into the Plan.

Information about the Plan agreement and the benefit provisions is contained in the "Summary Plan Description" which may be obtained from Zurn Industries, Inc., the Plan Administrator.


SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investments The investments are stated at market value as determined by the funds.

Zurn Stock Fund Zurn Industries, Inc. common stock (1997 - 20,310.797 shares; 1996 - 1,893 shares) is stated at its quoted market value. At December 31, 1996, a percentage of the Fund was invested in the T. Rowe Price Prime Reserve Fund ($1,076) for investment diversification liquidity. For 1996, dividend income from these investments is included in investment income as a component of the net appreciation in the value of investments.

Investment Transactions Investment transactions are recorded as of the date the order to buy or sell is executed with realized gains and losses being included in investment income as a component of the net appreciation (depreciation) in the value of investments.

Participants' Loans Participants' loans are stated at the principal amount due from the participants.

Company Contributions Contributions in excess of 25% of participants' elective deferrals prior to April 1, 1998 are recognized when basic earnings per share have been determined following the end of the Company's March 31 fiscal year end. No contributions were forfeited during the year ended December 31, 1997.

Dividends  Dividend income is recognized on the ex-dividend date.

Expenses  Administrative expenses are paid by the Plan Administrator.


INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.


SUBSEQUENT EVENT

On February 16, 1998, the Company entered into an Agreement and Plan of Merger with U.S. Industries, Inc. and certain of its affiliates which, if approved by the shareholders of both companies at meetings scheduled for June 11, 1998, will result through mergers in the companies becoming wholly-owned subsidiaries of a new company that will change its name to U.S. Industries, Inc. (USI). At the effective time of the mergers, each share of the Company's common stock will be converted into the right to receive 1.6 shares of USI common stock upon surrender of the certificates for the Company's stock.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - Item 27a

ZURN RETIREMENT SAVINGS PLAN

December 31, 1997


ASSETS OWNED AT YEAR-END
                                               Cost     Current Value
                                            ----------  -------------
T. Rowe Price Funds:
  U.S. Treasury Money                       $2,179,526     $2,179,526
  U.S. Treasury Intermediate                   119,136        121,312
  New Income                                   571,090        579,789
  Balanced                                     439,629        511,015
  Capital Appreciation                       3,094,428      3,378,413
  Equity Index                               2,946,497      4,683,894
  International Stock                          613,895        627,963
  Small-Cap Stock                              924,222      1,092,405
Zurn Stock Fund                                656,226        638,521

Participants' loans - 7% to 10% interest           -0-        230,449


SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS - Item 27b

ZURN RETIREMENT SAVINGS PLAN

Year Ended December 31, 1997


                                             Amount Received
                               Original       During The Year        Unpaid    Amount Overdue
                                Amount      Principal  Interest      Balance  Principal Interest
                               --------     ---------  --------      -------  --------- --------
Thomas A. Babineau              $7,000         $-0-      $-0-         $-0-    $2,540    $-0-
19 Appletree Green                       Participant loan - 8.75%
Nashua, NH 03062                         Distributed to participant

Charles Collins                  3,500          -0-       -0-          -0-     3,363     -0-
P.O. Box 66                              Participant loan - 9.5%
Dayton, NV 89403                         Distributed to participant

Helen M. Olson                   3,500          154       31           -0-     3,346     -0-
3780 Adams Street #10                    Participant loan - 9.25%
Riverside, CA 92504                      Distributed to participant

Eric J. Snyer                    2,500          -0-       -0-          -0-     1,412     -0-
39 Gloucester                            Participant loan - 10%
Clifton Park, NY 12065                   Distributed to participant

Lela D. Sumrall                  1,235          -0-       -0-          -0-       141     -0-
6908 1/2 S. Hoover Street                Participant loan - 7%
Los Angeles                      1,194          -0-       -0-          -0-       864     -0-
CA 90044                                 Participant loan - 9.5%
                                         Distributed to participant

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Pension Committee of Zurn Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      ZURN RETIREMENT SAVINGS PLAN
                                      (Plan)



June 11, 1997                         /s/ James A. Zurn
                                      -----------------------------
                                      James A. Zurn, Chairman
                                      Pension Committee of
                                        Zurn Industries, Inc.

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-00823 pertaining to the Zurn Retirement Savings Plan of our report dated May 21, 1998 with respect to the financial statements and supplemental schedules included in the Annual Report on Form 11-K of the Zurn Retirement Savings Plan.

                                      /s/ The Pashke Group



Erie, Pennsylvania
June 11, 1998